S [barcode] ION

21001321

SEC Mail Proc

MAR 1 5 2021

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70189

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FM (USA), LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 th Avenue, Suite 1603
(No. and Street)

New York	**NY**	**10011**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Peccatiello **(413) 384-9862**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
(Name - if individual, state last, first, middle name)

369 Lexington Avenue, 25th Floor	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence Peccatiello, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of FM (USA), LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NY
COUNTY OF NY

Sworn to (or affirmed) and subscribed before me this 26th day of Feb, 2021 by Lawrence Peccatiello

Alexander Liu

Notary Public's Signature — Notary Name

My Commission Expires 3/7/2024

Notary Public

Signature

CEO

Title

ALEXANDER F LIU
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LI6338309
Qualified in New York County
My Commission Expires 03-07-2024

This report** contains (check all applicable boxes):

√	(a)	Facing page.
√	(b)	Statement of Financial Condition.
√	(c)	Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
√	(d)	Statement of Changes in Financial Condition
√	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
√	(g)	Computation of Net Capital
√	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
√	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
√	(l)	An Oath or Affirmation.
	(m)	A copy of the SIPC Supplemental Report.
√	(n)	Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FM (USA), LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

FM (USA), LLC

CONTENTS

Rotenberg Meril
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
250 Pehle Avenue, Suite 601
Saddle Brook, NJ 07663

T: (201) 487-8383
F: (201) 490-2080

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
FM (USA), LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FM (USA), LLC (the "Company") as of December 31, 2020, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in page 11 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditors since 2019.

Saddle Brook, New Jersey
February 25, 2021

FM (USA), LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

ASSETS		
Cash	$	77,191
Prepaid expenses		7,078
TOTAL ASSETS	$	84,269

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		-
MEMBER'S EQUITY		84,269
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	84,269

The accompanying notes are an integral part of these financial statements.

FM (USA), LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES	$ -
EXPENSES	
Professional fees	67,488
Regulatory fees	6,665
Computer and internet	4,751
TOTAL EXPENSES	78,904
NET LOSS	$ (78,904)

The accompanying notes are an integral part of these financial statements.

FM (USA), LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

MEMBER'S EQUITY DECEMBER 31, 2019	$	111,900
Member's Contributions		51,273
Net loss		(78,904)
MEMBER'S EQUITY, DECEMBER 31, 2020	$	84,269

The accompanying notes are an integral part of these financial statements.

FM (USA), LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (78,904)
Expenses paid by Sole Member reflected as member's contributions	51,273
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in operating assets:	
Prepaid expenses	(2,134)
NET CASH USED IN OPERATING ACTIVITIES	(29,765)
NET DECREASE IN CASH	(29,765)
CASH, BEGINNING OF YEAR	106,956
CASH, END OF YEAR	$ 77,191

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

FM (USA), LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") as of March 13, 2019. The Company was founded in July 2018, under the laws of the State of Delaware.

The Company is a single member LLC, wholly-owned by Parallel Markets, Inc. (the "Sole Member"). The Company provides private placement and merger and acquisition services. The Company operates out of one office in New York City, NY.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company records revenue under the provisions of ASC 606. Under this standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount and timing and uncertainty of revenue and cash flows arising from customer contracts.

Private placement and investment banking income: The Company provides underwriting and placement agent services in both the equity and debt markets. The Company recognizes private placement and investment banking upon completion of the underlying transaction based on the terms of the agreement. Related advisory fees received prior to the completion of the transaction are recognized over time using a time elapsed measure of progress for the related services performed when they relate to a distinct service and performance obligation separate from the transaction. Payments are generally due upon completion of a specified milestone and the Company recognizes a receivable between the date of the completion of the milestone and payment by the customer.

Financial advisory income: Fees from financial advisory assignments are recognized as revenue when the services related to the underlying transactions are completed under the terms of the agreement. If the agreement requires monthly advisory services to be performed, the Company recognizes revenue on a monthly basis as the fees are received.

Note 2 - Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Information on Remaining Performance Obligations: The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less.

Remaining performance obligations are services that the firm has committed to perform in the future in connection with its contracts with clients. The firm's remaining performance obligations are generally related to its financial advisory agreements and asset management agreements. Revenues associated with remaining performance obligations relating to financial advisory agreements cannot be determined until the outcome of the transaction.

Contract balances: The timing of the revenue recognition may differ from the timing of payment by the customers. The Company records a receivable when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

There were no receivables related to revenues from contracts with customers at December 31, 2020.

Contract costs: Incremental costs incurred during the period to obtain a contract are expensed when incurred. Costs incurred to fulfill the Company's performance obligations are expensed when incurred and are only capitalized when those costs (1) relate directly to a contract or anticipated contract; (2) generate or enhance resources of the Company that will be used in satisfying future performance obligations; and (3) are expected to be recovered. During the year ended December 31, 2020, the Company did not incur any contract costs.

Disaggregation of revenue: The Company does not disaggregate revenue other than by service line, as it does not believe any further disaggregation provides meaningful information about its financial performance or position.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

Assets and liabilities are established for uncertain tax positions taken or positions expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold, based upon the technical merits of the position. Estimated interest and penalties, if applicable, related to uncertain tax positions are included as a component of income tax expense.

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal and state income tax purposes, the Company does not file separate tax returns. The Company's operations are reported by the Sole Member and accordingly, no provision has been made for income taxes in the accompanying financial statement. Management has determined that the Company has not taken, nor does it expect to take any uncertain tax positions in any income tax return. The 2019 and 2020 tax years for the Sole Member are open for examination by the U.S. federal, state and local tax authorities.

Financial Instruments – Credit Losses

On January 1, 2020, the Company adopted ASU No. 2016-1, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). The new guidance requires an entity to measure all expected credit losses for financial assets measured at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts as opposed to delaying recognition until the loss was probable of occurring. The Company adopted ASU 2016-13 using the modified-retrospective approach. The modified-retrospective approach requires an entity to recognize a cumulative effect adjustment to member's equity as of the beginning of the first reporting period in which the guidance is effective. As of January 1, 2020, the adoption of this standard did not have an impact on its statement of financial condition. As of December 31, 2020, the Company has no assets within the scope of ASU 2016-13.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eighth of aggregate indebtedness, as defined. At December 31, 2020, the Company had net capital of $77,191, which exceeded its requirement by $72,191. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2020, this ratio was 0 to 1.

Note 4 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 5 - Commitments and Contingent Liabilities

The Company has no commitments, nor any contingent liabilities and has not been named as a defendant in any lawsuit at December 31, 2020.

Note 6 - Related Party Transactions

The Company has an Expense Sharing Agreement ("Agreement") with its Sole Member. The Agreement covers facilities, personnel and administrative expenses. The Company is not required to repay these expenses and these are not recorded as a liability of the Company in accordance with SEC Rule 15c3-1(c)(2)(i)(F) and the July 11, 2003 letter issued by the Securities and Exchange Commission, Division of Market Regulation. During 2020, facilities, personnel, and administrative expenses that were not recorded by the Company and paid for by the Sole Member totaled $166,700. In the event that direct expenses of the Company are paid by the Sole Member, those expenses are allocated to the Company pursuant to regulations and those charges are recorded as capital contributions from the Sole Member. Direct expenses include, but are not limited to FINRA and SIPC assessments, registration and renewal costs, fees for the annual audit, fidelity bond premiums, etc. During 2020, the Company recorded $51,273 of capital contributions as a result of this agreement.

The sole member intends to continue to pay for expenses on behalf of the Company and treat such payments as contributions, and will make additional contributions if necessary, to enable the Company to continue to meet its regulatory capital requirements.

The Company has entered into a contract with Futurism, LLC, which has an ownership interest in its Sole Member, to provide non-exclusive merger and acquisition advisory services. There were no revenues earned or collected from this contract for the year ended December 31, 2020.

Note 7 - Impact of Covid-19

The ramifications of the outbreak of the novel strain of COVID-19, reported to have started in December 2019 and spread globally, are filled with uncertainty and changing quickly. Our operations have continued during the COVID-19 pandemic and we have not had significant disruption.

The Company is operating in a rapidly changing environment so the extent to which COVID-19 impacts its business, operations and financial results from this point forward will depend on numerous evolving factors that the Company cannot accurately predict. Those factors include the following: the duration and scope of the pandemic; governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic; and the development and effectiveness of widespread testing or a vaccine.

Note 8 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2020 through the date that the financial statements were issued. During this period, there were no material subsequent events requiring disclosure.

SCHEDULE I

FM (USA), LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2020

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total Member's Equity	$	84,269
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		7,078
NET CAPITAL		77,191
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($5,000 if higher)		5,000
EXCESS NET CAPITAL	$	72,191
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	-
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0 to 1

As of December 31, 2020, there are no material differences between the audited computation of net capital and the Company's computation of net capital.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS INDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC by operating in reliance on Footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014.

RotenbergMeril
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
250 Pehle Avenue, Suite 601
Saddle Brook, NJ 07663

T: (201) 487-8383
F: (201) 490-2080

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
FM (USA), LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which:

1. FM (USA), LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R.§240.15c3-3, and
2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) the sale of privately held securities in both primary and secondary offerings, and (2) mergers and acquisitions services involving both buy and sell-side advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
February 25, 2021

FM (USA), LLC's
Exemption Report

FM (USA), LLC (the "Company") is a registered broker-dealer subject to Rule l 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) the sale of privately held securities in both primary and secondary offerings, and (2) mergers and acquisitions services involving both buy and sell-side advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry **PAB** accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Lawrence Peccatiello, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:____________________
Lawrence Peccatiello, CEO